



OO
8/29/13

SEC
Mail Processing
Section

AUG 27 2013

Washington DC
405

SEC|          13014379          |SSION

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response......12.00 | |

| SEC FILE NUMBER |
|---|
| 8- 68025 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___07/01/12___ AND ENDING___06/30/13___
                                    MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  ROSSOFF & CO,LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

135 EAST 57TH STREET, 23RD FLOOR
_____
(No. and Street)

NEW YORK                          NY                    10022
_____
(City)                           (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MACK ROSSOFF                                          (212) 207-4176
_____
                                            (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
_____
                (Name – if individual, state last, first, middle name)

PMB 335, 123 NASHUA RD, UNIT 17     LONDONDERRY       NH       03053
_____
(Address)                           (City)           (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)          **Potential persons who are to respond to the collection of
                          information contained in this form are not required to respond
                          unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, _MACK ROSSOFF_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_ROSSOFF & CO,LLC_____ , as

of _JUNE 30_____ , 20 _13_____ , are true and correct.  I further swear (or affirm) that

neither  the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

**PRESIDENT**
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ROSSOFF & CO, LLC**

**FINANCIAL STATEMENTS**

**JUNE 30, 2013**

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17        LONDONDERRY, NH 03053        TEL. (603) 889-4243
FAX (603) 882-7371

## Independent Auditor's Report

To the Member
Rossoff & Co, LLC
New York, NY

I have audited the accompanying statement of financial condition of Rossoff & Co, LLC, (the Company) as of June 30, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934 and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

### Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rossoff & Co, LLC as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**
My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

*Brace & Associates, PLLC*

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 19, 2013

**BRACE & ASSOCIATES, PLLC**
*Certified Public Accountant*

# ROSSOFF CO, LLC

## STATEMENT OF FINANCIAL CONDITION

### JUNE 30, 2013

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 74,294 |
| Receivables from customers | | 15,870 |
| Security Deposits | | 12,000 |
| Office equipment at cost, less accumulated depreciation of $577 | | 1,987 |
| | | |
| Total assets | $ | 104,151 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 36,457 |
| | | |
| Total liabilities | | 36,457 |
| | | |
| Member's equity | | 67,694 |
| | | |
| Total liabilities and member's equity | $ | 104,151 |

The accompanying notes are an integral part of these financial statements.

## ROSSOFF CO, LLC

## STATEMENT OF INCOME (LOSS)

## FOR THE YEAR ENDED JUNE 30, 2013

| | | |
|---|---|---:|
| Revenues: | | |
| Consulting income | $ | 278,945 |
| | | |
| Total Revenue | | 278,945 |
| | | |
| Expenses: | | |
| Professional fees | | 41,485 |
| Employee compensation and benefits | | 168,357 |
| Occupancy costs | | 50,849 |
| Other operating expenses | | 127,166 |
| | | |
| Total expenses | | 387,857 |
| | | |
| Net income (loss) | $ | (108,912) |

The accompanying notes are an integral part of these financial statements.

# ROSSOFF CO, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## FOR THE YEAR ENDED JUNE 30, 2013

| | |
|---|---:|
| Member's equity at beginning of year | $ 226,606 |
| Net income (loss) | (108,912) |
| Member's distributions | (100,000) |
| Member's Contributions | 50,000 |
| Member's equity at end of year | $ 67,694 |

The accompanying notes are an integral part of these financial statements.

**ROSSOFF CO, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED JUNE 30, 2013**

| | | |
|---|---:|---:|
| Cash flows from operating activities: | | |
| Net income (loss) | | $ (108,912) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operating activities: | | |
| Depreciation | $ 513 | |
| Decrease in receivable from customers | 745 | |
| Increase in accounts payable | 1,217 | |
| Total adjustments | | 2,475 |
| Net cash provided (used) by operating activities | | (106,437) |
| | | |
| Cash flows from investing activities: | | |
| Security Deposits | | (12,000) |
| | | |
| Cash flows from financing activities: | | |
| Contributions from members | 50,000 | |
| Distributions to members | (100,000) | |
| Net cash provided (used) by financing activities | | (50,000) |
| | | |
| Net decrease in cash | | (168,437) |
| | | |
| Cash at beginning of year | | 242,731 |
| | | |
| Cash at end of year | | $ 74,294 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

| | | |
|---|---|---:|
| Interest | | |
| Income taxes | | $ - |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

## NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business
The Company was organized on June 24, 2008 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The company provides private placement and investment banking services for its gaming industry clients from it office in New York, NY. As a limited liability company the member' liability is limited to their investment.

### Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2013, depreciation expense was $513.

### Other Assets
Other assets for the year ending June 30, 2013 also include $12,000 of security deposits for the new lease at 135 East 57th Street.

### Management's Review for Subsequent Events
Management had evaluated subsequent events through August 19, 2013, the date which the financial statements were available to be issued.

## NOTE 2 -  NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $37,837 at June 30, 2013, which exceeded required net capital of $5,000 by $32,837. The ratio of aggregate indebtedness to net capital at June 30, 2013 was 96.35%

## NOTE 3 - INCOME TAXES

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2013 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

## NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company received a notification in July 2012 that a former employee planned to sue the company for compensation due in the amount of $100,000. The Company is disputing that any amount is due to the former employee and has hired an attorney to defend any legal action that may take place. The attorney feels that the former employee's claim is without merit and the Company intends to vigorously defend any legal action. As of the date of this report, a suit has been filed, but of the claims made by the former employee, the majority of the claims were dismissed by the court. As of the date of this report, the suit is still ongoing.

# ROSSOFF & CO, LLC

## SUPPLEMENTARY SCHEDULES

## FOR THE PERIOD ENDED JUNE 30, 2013

**ROSSOFF CO, LLC**

**SCHEDULE I**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL**
**PURSUANT TO RULE 15c3-1**

**JUNE 30, 2013**

| | | |
|---|---|---:|
| Total ownership equity from statement of financial condition | $ | 67,694 |
| Total nonallowable assets from statement of financial condition | | 29,857 |
| Net capital before haircuts on securities positions | | 37,837 |
| Haircuts on securities | | - |
| Net capital | | 37,837 |
| Aggregate indebtedness: | | |
| Total A.I. liabilities from statement of financial condition | $ | 36,457 |
| Total aggregate indebtedness | $ | 36,457 |
| Percentage of aggregate indebtedness to net capital | | 96.4% |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6-2/3% of A.I.) | $ | 2,430 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 32,837 |
| Excess net capital at 1000% | $ | 34,191 |

There were no material differences between the audited and unaudited computation of net capital.

# SCHEDULE II

# ROSSOFF & CO, LLC

## INFORMATION RELATING TO POSSESSION OR CONTROL
## REQUIREMENTS UNDER RULE 15c3-3

## JUNE 30, 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

# SCHEDULE III

## ROSSOFF & CO, LLC

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

## JUNE 30, 2013

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

# SCHEDULE IV

# ROSSOFF & CO, LLC

## COMPUTATION FOR DETERMINATION OF
## RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
## RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## JUNE 30, 2013

Rossoff & Co, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17          LONDONDERRY, NH 03053          TEL. (603) 889-4243
FAX (603) 882-7371

## Independent Auditor's Report on Internal
## Accounting Control Required by SEC Rule 17a-5

To the Member
Rossoff & Co, LLC

In planning and performing my audit of the financial statements of Rossoff & Co, LLC (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.  Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for information and use of the Partners, management, the SEC, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Brace & Associates, PLLC*

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, NH
August 19, 2013

# BRACE & ASSOCIATES, PLLC
*Certified Public Accountant*

ROSSOFF & CO, LLC

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2013

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17          LONDONDERRY, NH 03053          TEL. (603) 889-4243
                                                                          FAX (603) 882-7371

To the Members of Rossoff & Co, LLC

New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Period Ended June 30, 2013, which were agreed to by Rossoff & Co, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Rossoff & Co, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rossoff & Co, LLC's management is responsible for the Rossoff & Co, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1.    Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2.    Compared the amounts reported on the audited Form X-17A-5 for the period ended June 30, 2013, with the amounts reported in Form SIPC-7 for the period ended June 30, 2013 noting no differences;

3.    Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4.    Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Brace & Associates, PLLC*

August 19, 2013

ROSSOFF & CO, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

| | | |
|---|---|---:|
| **General Assessment** | | **$ 697** |
| **Less Payments Made:** | | |
| **Date Paid** | **Amount** | |
| **1-02-2013** | **$   437** | |
| | | (437) |
| **Interest on late payment(s)** | | — |
| **Total Assessment Balance or Overpayment** | | **$260** |
| **Payment made with Form SIPC 7** | | **$260** |

**See Accountant's Report**

ROSSOFF & CO, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2013

**Total revenue**                                                               $ 278,945

**Additions:**

  **Various (list)**

      **Total additions**                                           $          0

**Deductions:**

  Revenues from the distribution of shares of a registered open end
investment company or unit investment trust, from the sale of
variable annuities, the business of insurance, from investment
advisory services rendered to registered investment companies or
insurance company separate accounts and from transactions
in security futures products                                                              0

  Revenues from commodity transactions                                                0

  Commissions, floor brokerage and clearance paid to other SIPC
members in connection with
securities transactions                                                                   0

  Net gain from securities in investment accounts                                     0

  100% of commissions and markups earned from transactions in
certificates of deposit, treasury bills, bankers acceptances or
commercial paper that mature nine months or
less from issuance date                                                                   0

  Direct expenses of printing advertising and legal fees

  Other

      **Total deductions**                                          $          0

**SIPC NET OPERATING REVENUES**                                                 $ 278,945

**GENERAL ASSESSMENT @ .0025**                                                  $      697


**See Accountant's Report**